Exhibit 99.1

Interim financial report

for the Three Months

ended March 31, 2007

Mamma.com Inc.

Management’s Discussion and Analysis of

Financial Condition and Results of

Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Mamma.com Inc.’s (the “Company”) unaudited interim consolidated financial statements and accompanying notes for the three month period ended March 31, 2007 (“Q1”) and the annual audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis included in the 2006 Annual Report. The interim consolidated financial statements and Management’s Discussion and Analysis have been reviewed by the Company’s Audit Committee and approved by the Board of Directors.

The Company’s interim consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 13 to its interim consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated April 30, 2007.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Business Overview

Mamma.com Inc. is a provider of search technology for both the Web and desktop search space. The Company owns multiple Web properties, including www.mamma.com, www.mammahealth.com, www.mammajobs.com and www.copernic.com. In addition, through its Mamma Media Solutions brand, the Company is also a provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its publisher network.

Mamma.com—The Mother of All Search Engines® is a metasearch engine for the Internet; it makes it easier and faster for people to find information by gathering results from many information sources on the Internet.

MammaHealth.com’s Deep Web Health Search uses advanced metasearch technology to search deep into health sites and extract information that people would not get on a standard search engine. MammaHealth does not search the entire Web; it focuses exclusively on relevant health information by crawling only authoritative, hand-picked health sources.

MammaJobs.com aggregates job listings from a myriad of sources and uses a relevancy algorithm to provide our users with the most relevant job listing for their geographic location. Listings can be sorted by most relevant to most current based on date and time of posting.

Copernic Desktop Search is a powerful yet easy-to-use search engine right on the user’s PC. It allows instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. This technology is also licensed to companies such as ISPs and portals. Copernic Desktop Search has garnered several prestigious awards and recognition including top honors from PC Magazine and CNET, among others.

The Company generates several types of revenues: search advertising, graphic advertising, software licensing, customized development and maintenance support revenues from customers primarily located in the United States, Canada and Europe.

The revenue models of the Company are based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Mamma Media Solutions® Publisher Network.

Graphic Ad Units – priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Mamma Media Solutions® Publisher Network.

Mamma Media Solutions® Publisher Network has over 179 active publishers (combined search and graphic ad publishers).

Copernic Agent® and Copernic Desktop Search® users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search® licensing to ISPs, portals and e-commerce site generates license, maintenance and customization revenues.

Copernic Agent® Personal Pro, Copernic Summarizer® and Copernic Tracker® software are sold from our e-commerce store.

Search advertising

Approximately 93% of our revenues come from our search based business. The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s Web site will be listed in a premium position in the search results, identified as a sponsored result. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated online marketing initiatives). The Company then distributes these search advertisements onto its search publisher network which consists of its own search properties (Mamma.com, “The Mother of All Search Engines®,” and Copernic Agent®) and third party search properties of approximately 93 partners. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own properties as there are no payout costs associated with these revenues.

Graphic advertising

Approximately 2% of our revenues were generated from our ad network business. The revenue model in this sector is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), or by site category (e.g.: travel, entertainment, finance). The publisher network consists of 86 active small to medium sized Web sites that subscribe to our service through an online or direct representation contract and give us access to their advertising inventory. Mamma.com Inc. recruits publishers through a direct sales force and through online initiatives. Publishers receive payouts of a percentage of revenues generated from campaigns published on their Web sites.

Software licensing

Approximately 3% of our revenues came from software licensing. This type of revenue is provided entirely by Copernic, which we acquired on December 22, 2005. The business model is based on selling licenses of Copernic Desktop Search to ISPs and portals as well as Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker through our e-commerce store.

Customized development and maintenance support

Approximately 2% of our revenues were as a result of customized development and maintenance support. This type of revenue is also generated entirely by Copernic. The business model is based on billing for our technical team’s software customization and maintenance support.

Recent Events

Resignation of two officers

In January 2007, two officers resigned from their positions. In connection with their resignations, the Company paid and recorded termination costs of CDN$510,000 in Q1 2007, changed the duration of their option agreements and allowed accelerated vesting options for one of the officers. These changes represented an additional non-cash item expense of $253,236 which was recorded in Q1 2007.

Settlement of class action lawsuit

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York (the “Court”). The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement. Under the terms of the settlement agreement, plaintiffs would receive $3.15 million, $2.5 million of which would be paid by the Company’s insurance carrier and $650,000 by the Company.

On March 1, 2007, an order by the Court in the consolidated securities class action was filed preliminarily approving the proposed settlement of the class action. Among other things, the order directed that on or before Friday, March 9, the Company and its insurance carrier pay and/or cause to be paid $3,150,000 (the “Cash Settlement Amount”) into escrow for the benefit of Plaintiffs and the Class (as defined in the settlement agreement). Under the settlement agreement, the Company is responsible for paying $650,000, which was paid into escrow on March 7, 2007, and our insurance carrier is responsible for paying the balance of the Cash Settlement Amount.

In accordance with the order, notice of the proposed settlement was mailed by the court appointed escrow agent to class members on or before March 14, 2007.

Putative class members have the right to opt out of the settlement by mailing a request in a prescribed form to the escrow agent on or before June 14, 2007. Comments and objections concerning the settlement, its allocation among class members, or plaintiffs’ attorney fee must likewise be filed and served by June 14, 2007.

A hearing has been scheduled for July 9, 2007, at which objections to the settlement may be heard in connection with the Court’s consideration of whether the settlement is fair and all procedural requisites have been met. Following that hearing, the Court will make a final determination as to whether to approve the settlement. Upon such final approval, the amount paid into escrow, along with any interest earned, would be distributed as provided under the settlement agreement to pay class members, plaintiffs’ attorney fee, and the costs of claims administration.

Granting, exercising and cancellation of stock options

On January 23, 2007, the Company granted to officers and employees 70,500 and 21,803 stock options, respectively, at an exercise price of $5.15 expiring in five years.

On February 26, 2007, 10,000 stock options were granted to a new employee, at an exercise price of $4.99 expiring in five years.

On March 29, 2007, the Company granted 2,632 stock options to an employee at an exercise price of $4.75 expiring in five years.

As at March 31, 2007, 220,000 stock options were exercised with exercising prices ranging between $1.53 to $2.57 and 16,023 stock options were cancelled.

In April 2007, 28,333 stock options were exercised with exercise prices ranging between $2.28 and $2.57 and 2,175 options were cancelled. The Company also granted 40,000 options to an employee at an exercise price of $5.07 expiring in five years.

New Accounting Policies

In the first quarter, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. These new accounting standards establish standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives. Certain changes in the value of these financial instruments are presented under Comprehensive Income in the Consolidated Statements of Shareholders’ Equity. The application of these new standards had a negligible effect on the Company’s financial statements and financial position. The Company refers the reader to notes 2 and 3 to the Consolidated Interim Financial Statements for the first quarter, ended March 31, 2007, for further details regarding the adoption of these standards.

Recently Published Accounting Changes

Convertible and Other Debt Instruments with Embedded Derivatives (“EIC-164”)

EIC-164 addresses the situation where a company issues a debt instrument that is convertible at any time at the holder’s option into a fixed number of common shares. Upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity, and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This abstract provides guidance on various issues related to such debt instruments.

The accounting treatment in this abstract should be applied retrospectively to financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after June 30, 2007. The adoption of this abstract will not have a significant impact on the financial statements.

Results of Operations

On December 22, 2005, the Company acquired Copernic. Since that date, management decided to follow and measure its operations using two separate segments:

•	Mamma Media Solutions includes pay-per-click search listing placement and graphic ads distributed through the Mamma Media Solutions publisher network.

•

Copernic includes Web searches and clicks from pay-per-click listings through Copernic Agent and Copernic Desktop Search, software licensing and customized development and maintenance support through Copernic Desktop Search, Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker.

Management is working on a plan to integrate these businesses in the next quarters. Therefore, the segmented information presentation may change in the future.

Revenues

Revenues for the three-month period ended March 31, 2007 totalled $2,642,904 compared to $2,209,662 for the same period in 2006, an increase of $433,242 or 20%. This increase is explained by an increase in search advertising.

For the three-month period ended March 31, 2007, the Company had four major customers from which 10% or more of total revenues were derived. Revenues from these customers represented 61% of the Company’s revenues as compared to 21% for the same period last year. There can be no assurance that the Company will be able to retain these customers in the future.

Mamma Media Solutions

Total revenues generated by Mamma Media Solutions in Q1 2007, represented $2,237,610 compared to $1,687,260 in Q1 2006.

For the three-month period ended March 31, 2007, search revenues totalled $2,171,013 compared to $1,358,525 for the same period last year, an increase of $812,488 or 60%. The increase is explained by expanded distribution and new clients.

In the three-month period ended March 31, 2007, graphic advertising revenues totalled $66,597 compared to $328,735 for the same period last year, a decrease of $262,138 or 80%. The variance is explained by the decline in pop campaigns and a general decrease in demand for all other graphic ad units.

Copernic

Total revenues generated by Copernic in Q1 2007 represented $405,294, compared to $522,402 in Q1 2006.

In Q1 2007, Copernic generated $278,273 of search advertising revenues, almost at the same level as last year ($274,082 in Q1 2006).

For the three-month period ended March 31, 2007, software licensing revenues stood at $68,283, compared to $105,365 for the same period last year, a decrease of $37,082 or 35%.

Customized development and maintenance totalled $58,738 of revenues in Q1 2007, compared to $142,955 for the same period last year, a decrease of $84,217 or 59%. The decrease is explained by maintenance contracts not renewed in the quarter ended March 31, 2007.

Cost of revenues

Cost of revenues is comprised of partners’ payouts and bandwidth costs to deliver our services. For the quarter ended March 31, 2007, cost of revenues represented $885,714, or 35% over search and graphic advertising revenues, compared to $720,696 or 37% over search and graphic advertising revenues for the same period in 2006.

Mamma Media Solutions

In Q1 2007, search payouts totalled $766,866 compared to $445,535 for the same period last year and represented, respectively, 35% and 33% over search revenues.

In Q1 2007, graphic payouts stood at $31,133 compared to $169,519 for the same period in 2006 and represented, respectively, 47% and 52% of graphic advertising revenues.

The bandwidth costs were $63,043 for the three-month period ended March 31, 2007, compared to $64,155 for the same period last year.

Copernic

In Q1 2007, costs of revenues amounted to $24,672, or 9% over search revenues, and primarily represented bandwidth costs. In Q1 2006, costs of revenues stood at $41,487, or 15% over search revenues, and consisted of bandwidth costs of $27,739 and search advertising payouts of $13,748.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

For the quarter ended March 31, 2007, marketing, sales and services amounted to $448,331, compared to $459,131 for the same period last year.

Mamma Media Solutions

In Q1 2007, marketing, sales and services expenses decreased to $315,371 from $426,105 in Q1 2006, a decrease of $110,734. The variance for the quarter reflected a decrease of publicity expenses of $44,000, a decrease of $43,000 for the charges paid for algorithmic content from other search engines and a decrease of bad debt of $21,000.

Copernic

For the three-month period ended March 31, 2007, marketing, sales and services expenses stood at $132,960 compared to $33,026 for the same period last year, an increase of $99,934. The increase is mainly explained by an increase in recruiting fees and professional services of $72,000 and $21,000 respectively.

General and administration

General and administrative expenses in Q1 2007 totalled $1,831,211 as compared to $944,471 for the same period last year, an increase of $886,740 or 94%.

In Q1 2006, the Company recorded a reimbursement of professional fees from its insurance carrier of $460,000, which reduced the total of professional fees in Q1 2006 by that amount. The lack of any such reimbursement in Q1 2007 mainly explains the increase in professional fees in Q1 2007 as compared to Q1 2006. Salaries and stock based compensation expenses also increased by $566,823 in Q1 2007 mainly due to the termination costs related to the departure of the former President and CEO of the Company. These two items were offset by a decrease of bonus expenses of $106,000 due to lower headcount in Q1 2007 and the retention bonus of $61,000 that was recorded in Q1 2006.

Product development and technical support

Product development and technical support expenses amounted to $595,109 in Q1 2007, compared to $677,149 for the same period last year, a decrease of $82,040 or 12%.

Mamma Media Solutions

In Q1 2007, product development and technical support expenses totalled $74,499, compared to $298,206 for the same period last year. The decrease in Q1 is explained by the reduction of personnel.

Copernic

For the three-month periods ended March 31, 2007 and 2006, product development and technical support amounted to $520,610 and $378,943, respectively. The increase of $141,667 is mainly due to an increase in salaries and related expenses of $77,000, an increase of software and maintenance expenses of $11,000 and an increase of traveling expenses of $8,000.

Amortization of property and equipment

Amortization of property and equipment totalled $56,342 in Q1 2007, compared to $43,458 for the same period last year, an increase of $12,884.

Mamma Media Solutions

Amortization of property and equipment stood at $27,411 as compared to $20,808 for the same period last year. The increase is mainly explained by the change in the amortization rates in Q1 2007; from 30% in Q1 2006 to 50% in Q1 2007 for computer equipment and from 20% to 33% for furniture.

Copernic

Amortization of property and equipment for Q1 2007 and Q1 2006 amounted to $28,931 and $22,650, respectively. The increase is manly explained by the change in the amortization rates in Q1 2007; from 30% in Q1 2006 to 50% in Q1 2007 for computer equipment and from 20% to 33% for furniture.

Amortization of intangible assets

Amortization of intangible assets decreased to $491,116 in Q1 2007, compared to $525,623 for the same period last year.

Mamma Media Solutions

Amortization of intangible assets totalled $10,924 for the three-month period ended March 31, 2007, compared to $50,394 for the same period last year. The decrease is explained by the write-down of intangible assets in Q3 2006.

Copernic

For the three-month period ended March 31, 2007, amortization of intangible assets stood at $480,192, compared to $475,229 for the same period last year.

Interest and other income

Interest income and other income increased to $142,826 in Q1 2007 from $90,523 in Q1 2006. The increase for the three-month period ended March 31, 2007 reflects the settlement of $35,000 received for a breach of contract by a client.

Loss (gain) on foreign exchange

Loss on foreign exchange totalled $8,608 for Q1 2007, compared to a gain of $10,397 for the same period of 2006.

Income taxes

Recovery of future income taxes totalled $149,999 in Q1 2007, compared to $159,274 for the same period last year. The decrease of the future income taxes recovery is explained by the decrease in the tax rate for 2007. The recovery of future income taxes relates to the Copernic amortization of intangible assets which does not have the same asset base for accounting and tax purposes.

Loss from continuing operations and loss per share from continuing operations

The Company reported a loss from continuing operations of $1,380,702 ($0.10 per share) in Q1 2007, compared to a loss of $900,672 ($0.06 per share) for the same period last year.

Results of discontinued operations and loss per share from discontinued operations

Results from discontinued operations for Digital Arrow, for the quarter, is nil compared to contribution to earnings of $25,589 for the same period last year.

Loss and net loss per share

Net loss for the three-month period ended March 31, 2007 totalled $1,380,702 ($0.10 per share), compared to a net loss of $875,083 ($0.06 per share) for the same period last year.

Selected quarterly information

(unaudited) (in thousands of U.S. dollars, except per share data)

	For the three months ended March 31,
	2007 $	2006 $
Revenues	2,643	2,210
Loss from continuing operations	(1,381)	(901)
Results of discontinued operations, net of income taxes	—	26
Net loss for the period	(1,381)	(875)

Loss per share from continuing operations
Basic and diluted	(0.10)	(0.06)
Loss per share
Basic and diluted	(0.10)	(0.06)

Total assets	32,295	37,288

Selected Quarterly Information

(unaudited) (in thousands of U.S. dollars, except per share data)

	Q1 2007 $	Q4 2006 $	Q3 2006 $	Q2 2006 $	Q1 2006 $	Q4 2005 $	Q3 2005 $	Q2 2005 $
Revenues	2,643	3,566	1,891	1,929	2,210	1,638	2,391	2,413
Earnings (loss) from continuing operations	(1,381)	365	(2,553)	(1,270)	(901)	(740)	(574)	(1,375)
Results of discontinued operations, net of income taxes	—	55	5	4	26	(23)	(931)	(1,124)
Net earnings (loss) for the period	(1,381)	420	(2,548)	(1,266)	(875)	(763)	(1,505)	(2,499)
Earnings (loss) per share from continuing operations
Basic and diluted	(0.10)	0.03	(0.18)	(0.09)	(0.06)	(0.06)	(0.05)	(0.11)
Net earnings (loss) per share
Basic and diluted	(0.10)	0.03	(0.18)	(0.09)	(0.06)	(0.06)	(0.13)	(0.20)

Concentration of credit risk with customers

As at March 31, 2007, three customers represented 55% of net trade accounts receivable, compared to 38% from two customers for the same period last year, resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers have paid their accounts receivable as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless, we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Liquidity and capital resources

Operating activities

As at March 31, 2007, the Company had $8,699,674 of liquidities and working capital of $8,264,168 compared to $7,971,459 and $8,533,546, respectively, as at December 31, 2006.

In Q1 2007, operating activities from continuing operations provided cash totalling $317,275, compared to using cash of $91,310 for the same period in 2006.

The increase is mainly due to a decrease in non-cash working capital items mainly related to the net impact of accounts receivable and accounts payable.

Investing activities

In Q1 2007, investing activities from continuing operations provided cash totalling $4,010,978 mainly reflecting the decrease in temporary investments of $4,090,639. The cash provided in Q1 2006 also represents the decrease in temporary investments of $4,013,312.

Financing activities

In Q1 2007, financing activities provided cash totalling $496,854 from issuance of capital stock upon exercise of options compared to nil in Q1 2006.

The Company considers that the cash, cash equivalents and temporary investments will be sufficient to meet normal operating requirements until Q1 of 2008. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that, for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Contingencies and commitments

a)	Contingencies

Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an investigation relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply. As a part of its investigation, the Company believes the SEC has considered matters related to trading in the Company’s securities and whether Irving Kott and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. The Company also believes that the SEC’s staff has considered matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time.

The Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate whether Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Company during such period.

Class Action Lawsuit

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court for the Southern District of New York (the “Court”) against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The class actions, which have been consolidated for trial, appear to be based on unsubstantiated rumours and newspaper reports. The Company has denied the allegations of wrongdoing against it, believes that the claims are without merit, and intends to defend itself vigorously.

On November 9, 2006, the Company announced that it had entered into an agreement to settle this class action lawsuit. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement. There can be no assurance that the court will approve the settlement on the terms agreed to.

Under the terms of the settlement agreement, plaintiffs would receive $3.15 million, $2.5 million of which would be paid by the Company’s insurance carrier and $650,000 by the Company. In Q3 2006, the Company recorded $650,000 as settlement costs and an additional $50,000 was accrued for professional fees related to finalizing the settlement.

On March 1, 2007, an order by the Court in the consolidated securities class action was filed preliminarily approving the proposed settlement of the class action. Among other things, the order directed that on or before Friday, March 9, the Company and its insurance carrier pay and/or cause to be paid $3,150,000 (the “Cash Settlement Amount”) into escrow for the benefit of Plaintiffs and the Class (as defined in the settlement agreement). Under the settlement agreement, the Company is responsible for paying $650,000, which was paid into escrow on March 7, 2007, and our insurance carrier is responsible for paying the balance of the Cash Settlement Amount.

In accordance with the order, notice of the proposed settlement was mailed by the Court appointed escrow agent to class members on or before March 14, 2007.

Putative class members have the right to opt out of the settlement by mailing a request in a prescribed form to the escrow agent on or before June 14, 2007. Comments and objections concerning the settlement, its allocation among class members, or plaintiffs’ attorney fee must likewise be filed and served by June 14, 2007.

A hearing has been scheduled for July 9, 2007, at which objections to the settlement may be heard in connection with the Court’s consideration of whether the settlement is fair and all procedural requisites have been met. Following that hearing, the Court will make a final determination as to whether to approve the settlement. Upon such final approval, the amount paid into escrow, along with any interest earned, would be distributed as provided under the settlement agreement to pay class members, plaintiffs’ attorney fee, and the costs of claims administration.

b) Lease commitments

The Company is committed under operating lease agreements and other commitments. Future minimum payments under these leases as of March 31, 2007 are as follows:

$
Years
2007	385,000
2008	210,000
2009	114,000
2010	19,000
2011	—
Thereafter	—

c) Other commitments

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, officers and former directors, and officers and employees of acquired companies, in certain circumstances.

New Accounting Policies

In the first quarter, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. These new accounting standards establish standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives. Certain changes in the value of these financial instruments are presented under Comprehensive Income in the Consolidated Statements of Shareholders’ Equity. The application of these new standards had a negligible effect on the Company’s financial statements and financial position. The Company refers the reader to notes 2 and 3 – to the Consolidated Interim Financial Statements for the first quarter, ended March 31, 2007, for further details regarding the adoption of these standards.

Recently Published Accounting Changes

Convertible and Other Debt Instruments with Embedded Derivatives (“EIC-164”)

EIC-164 addresses the situation where a company issues a debt instrument that is convertible at any time at the holder’s option into a fixed number of common shares. Upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity, and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This abstract provides guidance on various issues related to such debt instruments.

The accounting treatment in this abstract should be applied retrospectively to financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after June 30, 2007. The adoption of this abstract will not have a significant impact on the financial statements.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting estimates, which are discussed further below. Management has reviewed its critical estimates with its Board of Directors.

Use of estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments, determination of the fair value of the intangible assets on Copernic acquisition, determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants. Each of these critical accounting policies is described in more detail below.

Allowance for doubtful accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be adversely impacted.

We also record a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data we use to calculate these estimates does not properly reflect future uncollectible revenues, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

For this item, actual results could differ from those estimates.

Recovery of future income taxes

We use significant judgment in determining our consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although we believe our estimates are reasonable, we cannot be certain that the final tax outcome of these matters will not be different than that which is reflected in our financial statements. Such differences could have a material effect on our future income taxes in the period in which such determination is made.

For this item, actual results could differ from those estimates.

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually in the fourth quarter of the year, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management assesses goodwill for impairment using estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Useful lives and impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Stock-based compensation costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

Valuation of investments

The Company holds interests in various companies. Management records an investment impairment charge when it believes an investment has experienced a decline in value that is judged to be other than temporary. Management monitors its investments for impairment by considering current factors including economic environment, market conditions and operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. The fair value for privately held securities is estimated using the best available information as of the valuation date, including the quoted market prices of comparable public companies, recent financing rounds of the investee and other investee-specific information.

For this item, actual results could differ from those estimates.

Determination of the fair value of the intangible assets on Copernic acquisition

The acquisition of Copernic made on December 22, 2005 resulted in the recognition of intangible assets totalling $7,900,000 and goodwill of $15,408,721. In 2006, two items reduced the goodwill to $14,571,534. The determination of the fair value of the acquired intangible assets and goodwill requires management to estimate the discount rate to be used in the calculations, the amounts and timing of estimated future net cash flows, royalty rate, tax rate, weighted average cost of capital, residual growth rate, general economic and industry conditions. If different estimates had been used, the purchase price allocation might have been materially different and could cause the amortization expense for the current and future years to be significantly different.

Determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants

The amounts allocated to the shares and warrants totalled $13,158,329 and $3,441,652, respectively, for the private placement closed as at June 30, 2004. These amounts have been allocated based upon the relative fair values of the shares and warrants at the date they were issued. The estimated fair value of the warrants has been determined using the Black-Scholes pricing model using Management’s best estimates of the volatility and the expected life of the warrants.

Off balance sheet arrangements

As at March 31, 2007, the Company has no off-balance sheet arrangements.

Financial instruments

As at March 31, 2007, the Company has no derivative financial instruments.

Related party transactions

The Company entered into a consulting agreement with a company owned by a current director pursuant to which he provides services to the Company as an Executive Chairman. These transactions are in the normal course of operations and are measured at the exchange amount which represents the amount of consideration established and agreed to by the related parties.

	For the three months ended
Services rendered	March 31, 2007 $	March 31, 2006 $
Company owned by a current director	26,213	38,562

Amount payable as at:	March 31, 2007 $	March 31, 2006 $
Company owned by a current director	15,825	19,982

Capital stock information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding shares as at April 30, 2007	Book value as at March 31, 2007 under Canadian GAAP	Book value as at March 31, 2007 under US GAAP
14,589,197	$96,256,139	$113,025,709

As at April 30, 2007, the Company had 646,392 warrants and 560,636 stock options outstanding.

Period-to-period comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Risks and uncertainties

While Mamma.com’s Management has confidence in the Company’s long-term performance prospects, the following factors, among others, should be considered in evaluating its future results of operations.

Our revenues depend to a high degree on our relationship with four customers, the loss of which would adversely affect our business and results of operations.

For the three-month period ended March 31, 2007, approximately 23%, 12%, 11% and 11% respectively of our revenues were derived from agreements with our four largest customers. Revenues from these customers represented 21%, 3%, 5% and 0% of our revenues for the same period last year. In addition, as at March 31, 2007, these customers comprise approximately 61% of net trade accounts receivable as compared to 21% for the corresponding period of the previous year. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying their payables to Mamma.com in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our Web sites.
•	Our ability to monetize (or generate revenue from) traffic on our Web sites and our network of advertisers’ Web sites.
•	Our ability to attract advertisers.
•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.
•	Our focus on long term goals over short term results.
•	The results of any investments in risky projects.
•	Payments that may be made in connection with the resolution of litigation matters.
•	General economic conditions and those economic conditions specific to the Internet and Internet advertising.
•	Our ability to keep our Web sites operational at a reasonable cost and without service interruptions.
•	Geopolitical events such as war, threat of war or terrorist actions.
•	Our ability to generate CDS revenues through licensing and revenue share.

Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. Also, user traffic tends to be seasonal.

We are the subject of an SEC investigation which may depress the market price for our Common Shares, reduce the liquidity of the Common Shares’ trading market and negatively affect our results of operations.

On March 18, 2004, the SEC notified the Company that the SEC had begun an investigation relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s Common Stock had been intense and the market price of the common stock had risen sharply. As a part of its investigation, the Company believes the SEC has considered matters related to trading in the Company’s securities and whether Irving Kott and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. The Company also believes that the SEC’s staff has considered matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time. Adverse developments in connection with the investigation could have a negative impact on our Company and on how it is perceived by investors and potential investors and negatively impact our results of operations. While we are not able to estimate, at this time, the amount of the additional expenses that we will incur in future connection with the investigation, we expect that further expenses in connection with the investigation could continue to negatively affect our results of operations. In addition, the management effort and attention required to respond to the investigation and any such developments could have a negative impact on our business operations. An adverse determination by the SEC in its investigation could result in negative consequences for the Company, including initiation of enforcement proceedings, fines, penalties and possibly other sanctions that could harm the Company’s business, reduce the market value of its Common Shares and negatively affect its results of operations.

The Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate whether Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Company during such period.

On November 9, 2006, the Company announced that it had entered into an agreement to settle the securities class action lawsuit filed against it; however, if this settlement is not approved by the Court at the hearing scheduled July 9, 2007, an adverse result in this lawsuit could result in significantly higher than the settlement damages and adversely affect the Company’s financial condition and results of operations.

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the U.S. District Court for the Southern District of New York (the “Court”) against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The class actions appear to be based on unsubstantiated rumours, purported statements from unidentified individuals and newspaper reports. All of these lawsuits have been consolidated and the lead plaintiff has filed an amended complaint in the case. The Company denies the allegations against it, believes that the claims are without merit, and intends to continue to defend itself vigorously. Nevertheless, a finding of liability of the Company in any of these class action lawsuits could result in significant damages and materially adversely affect the Company’s financial condition and results of operations. On November 9, 2006, the Company announced that it had entered into an agreement to settle the lawsuit. The settlement, which has been preliminarily approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement. The Court has scheduled a hearing July 9, 2007 to hear objections in connection with the Court’s consideration of whether the settlement is fair and all procedural requisites have been met. For more information regarding the settlement procedures, refer to the section of this Managements’ Discussion and Analysis of Results of Operations captioned “Recent events – Settlement of Class Action Lawsuit”.

We rely on our Web site partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these Web site partners could prevent us from receiving the benefits we receive from our association with them, which could adversely affect our business.

We provide advertising, Web search and other services to members of our partner Web sites. We expect the percentage of our revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our Web site partners decide to use a competitor’s or their own Web search or advertising services, our revenues would decline.

We face significant competition from Microsoft, Yahoo!, Google and Ask.com.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the Web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo!, Google and Ask.com. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Yahoo has become an increasingly significant competitor, having acquired Overture Services, which offers Internet advertising solutions that compete with our advertising programs.

Microsoft, Yahoo!, Google and Ask.com have more employees and cash resources than we do. These companies also have longer histories operating search engines and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and Web sites. Microsoft and Yahoo! also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo, Google or Ask.com are successful in providing similar or better Web search results compared to ours or leverage their platforms to make their Web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in user traffic could negatively affect our net revenues.

We face competition from other Internet companies, including Web search providers, Internet advertising companies and destination Web sites that may also bundle their services with Internet access.

In addition to Microsoft, Yahoo!, Google and Ask.com, we face competition from other Web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their Web sites to search for information about products and services.

We also compete with destination Web sites that seek to increase their search-related traffic. These destination Web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

Some of our revenues declined in 2006 and we anticipate downward pressure on our operating margin in the future.

We believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our revenues generated from our partner Web sites. The margin on revenues we generate from our partner Web sites is generally significantly less than the margin on revenues we generate from advertising on our Web sites. Additionally, the margin we earn on revenues generated from our partner Web sites could decrease in the future if our partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in Web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our Web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and Web site partners. Our operating results would also suffer if our innovations were not responsive to the needs of our users, advertisers and Web site partners are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brands, our ability to expand our base of users and advertisers will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brands are critical to expanding our base of users and advertisers. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Mamma® and Copernic® brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

New technologies could block our ads, which would harm our business.

Technologies may be developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on Web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We generate all of our revenue from advertising and software licensing, and the reduction of spending by or loss of customers could seriously harm our business.

We generated a significant portion of our revenues in Q1 2007 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business. The Company has on-going efforts to maintain a high quality network of publishers in order to offer advertisers high quality users that will provide for a satisfactory ROI. Therefore, from time to time we cease sending advertisements to what we determine are low quality publishers. This can reduce our revenues in the short term in order to create advertiser retention in the long term. For the first quarter in 2007, we also generated revenues from licensing software. Our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Our operating results may be subject to fluctuations.

Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. During the three-month period ended March 31, 2007, the closing per share price of our Common Shares has varied from $4.07 to $5.90. During that same period, the daily trading volume of our Common Shares has varied between 463,000 and 19,536,400 with an average daily trading of 2,772,428 Common Shares. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from The NASDAQ Stock Exchange®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert resources and attention. In addition, many of our agreements with our advertisers require us to indemnify certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our services to others and may require that we procure substitute services for these members.

With respect to any intellectual property rights claim, we may have to pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that Overture Services, Inc. (recently acquired by Yahoo!) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement. While it is our understanding that the lawsuits against MIVA and Google have been settled, there is no guarantee Overture will not pursue its alleged patent rights against other companies.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 and for the years ended December 31, 2005 and 2006 and Q1 2007. Working capital may be inadequate.

During the years ended December 31, 1999 through to December 31, 2003 and for the years ended December 31, 2005, 2006 and in Q1 2007, we have reported net losses and net losses per share. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that cash and cash equivalents as at March 31, 2007 will be sufficient to meet normal operating requirements throughout Q1 2008. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $15.4M as at March 31, 2007 may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amounts to approximately $6.2M as at March 31, 2007 may be written-down in the future.

Investment in LTRIM Technologies Inc. may be written-down in the future.

We have an investment in LTRIM Technologies Inc. (“LTRIM”). LTRIM is a corporation which has started its commercialization phase and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this investment. Consequently, our investment in LTRIM, which has been written-down to $150,000, may be written-down again in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct online Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Our long-term success may be materially adversely affected if the market for E-commerce does not grow or grows slower than expected.

Because many of our customers’ advertisements encourage online purchasing and/or Internet use, our long-term success may depend in part on the growth and market acceptance of e-commerce. Our business will be adversely affected if the market for e-commerce does not continue to grow or grows slower than expected. A number of factors outside of our control could hinder the future growth of e-commerce, including the following:

•	the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or our performance and reliability may decline;

•	insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet;

•	negative publicity and consumer concern surrounding the security of e-commerce could impede our growth; and

•	financial instability of e-commerce customers.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure that the measures in place are adequate to prevent security breaches.

If we fail to detect click fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our ads from a variety of potential sources. We have regularly refunded revenues that our advertisers have paid to us that were later attributed to click fraud, and we expect to do so in the future. Click fraud occurs when a person clicks on an ad displayed on a Web site for a reason other than to view the underlying content. If we are unable to stop this fraudulent activity, these refunds may increase. If we find new evidence of past fraudulent clicks we may issue refunds retroactively of amounts previously paid to our network of advertisers. This would negatively affect our profitability, and these types of fraudulent activities could hurt our brands. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to a loss of advertisers and revenues and potentially litigation.

Index spammers could harm the integrity of our Web search results, which could damage our reputation and cause our users to be dissatisfied with our products and services.

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our Web search results. Although they cannot manipulate our results directly, “index spammers” can manipulate our suppliers like Ask.com, Gigablast.com or Wisenut.com, which can result in our search engine pages producing poor results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of manipulation are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms and online gambling, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party Web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

If the technology that we currently use to target the delivery of online advertisements and to prevent fraud on our networks is restricted or becomes subject to regulation, our expenses could increase and we could lose customers or advertising inventory.

Web sites typically place small files of non-personalized (or “anonymous”) information, commonly known as cookies, on an Internet user’s hard drive, generally without the user’s knowledge or consent. Cookies generally collect information about users on a non-personalized basis to enable Web sites to provide users with a more customized experience. Cookie information is passed to the Web site through an Internet user’s browser software. We currently use cookies to track an Internet user’s movement through the advertiser’s Web site and to monitor and prevent potentially fraudulent activity on our network. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drive, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies, and legislation (including, but not limited to, Spyware legislation such as U.S. House of Representatives Bill HR 29 the “Spy Act”) has been introduced in some jurisdictions to regulate the use of cookie technology. The effectiveness of our technology could be limited by any reduction or limitation in the use of cookies. If the use or effectiveness of cookies were limited, we would have to switch to other technologies to gather demographic and behavioural information. While such technologies currently exist, they are substantially less effective than cookies. We would also have to develop or acquire other technology to prevent fraud. Replacement of cookies could require significant reengineering time and resources, might not be completed in time to avoid losing customers or advertising inventory, and might not be commercially feasible. Our use of cookie technology or any other technologies designed to collect Internet usage information may subject us to litigation or investigations in the future. Any litigation or government action against us could be costly and time-consuming, could require us to change our business practices and could divert management’s attention.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. The enactment of any additional laws or regulations in Canada, Europe, Asia or the United States, or any state or province of the United States or Canada may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. We believe our employee relations are good. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If a collective bargaining unit is certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and options could dilute existing and future shareholders.

As at March 31, 2007, we had 646,392 warrants and 551,144 stock options outstanding. As at March 31 2007, the exercise prices of a significant portion of our outstanding options but none of our outstanding warrants, issued are lower than the market price of our Common Shares. When the market value of the Common Shares is above the respective exercise prices of all options and warrants, their exercise could result in the issuance of up to an additional 1,197,536 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of the our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

The Company has never declared or paid dividends on its shares of Common Shares. The Company currently intends to retain any earnings to support its working capital requirements and growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account various factors, including the Company’s financial condition, operating results, current and anticipated cash needs and plans for expansion.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark, patents and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

To the extent our net revenues are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value of the net revenues in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavourably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavourable change would be diminished. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Our future growth significantly depends to a high degree on our ability to successfully commercialize the Copernic Desktop Search® product, and any failure or delays in that commercialization would adversely affect our business and results of operations.

On December 22, 2005, we completed our acquisition of Copernic, which we believe positioned the Company as a leader in search technologies and applications and as a multi-channel online marketing services provider. We have high expectations for the Copernic Desktop Search® (CDS) award-winning product. Any failure or significant delay in successfully commercializing the CDS product could adversely affect our business and results of operations.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. Developments in the SEC inquiry, purported class action litigation or related events could have a negative impact on the Company, increase Company expenses or cause events or results to differ from current expectations. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s Web site at corporate.mamma.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of Management,

Montreal, Canada

April 30, 2007

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness, design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2006. The evaluation considered the procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported in the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and communicate to our management as appropriate to allow discussions regarding required disclosure. Upon such review, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2007.

Changes in Internal Control Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the three-month period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting. No such significant changes were identified through their evaluation.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Mamma.com Inc.

Interim Consolidated Balance Sheets

(unaudited) (expressed in U.S. dollars)

	As at March 31, 2007 $	As at December 31, 2006 $
Assets

Current assets
Cash and cash equivalents	7,198,471	2,379,617
Temporary investments	1,501,203	5,591,842
Accounts receivable	1,542,423	2,734,172
Income taxes receivable	135,030	110,002
Prepaid expenses	123,305	261,885

	10,500,432	11,077,518

Investments	150,000	150,000

Property and equipment	502,710	503,828

Intangible assets	5,723,619	6,190,298

Goodwill	15,417,844	15,417,844

	32,294,605	33,339,488

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,945,075	2,289,686
Deferred revenue	270,948	227,660
Deferred rent	12,141	12,273
Income tax payable	8,100	8,100
Liabilities of discontinued operations (note 7)	—	6,253

	2,236,264	2,543,972

Future income taxes	1,750,867	1,900,866

Contingencies and commitments (note 11)

Shareholders’ Equity

Capital stock (note 4)
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,560,864 common shares (14,340,864 in 2006)	96,256,139	95,298,234

Additional paid-in capital	5,541,804	5,706,183

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(74,051,606)	(72,670,904)

	28,307,474	28,894,650

	32,294,605	33,339,488

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Operations

(unaudited) (expressed in U.S. dollars)

	For the three months ended March 31
	2007 $	2006 $
Revenues (note 5)	2,642,904	2,209,662

Cost of revenues (note 6)	885,714	720,696

Gross Margin	1,757,190	1,488,966

Expenses
Marketing, sales and services	448,331	459,131
General and administration	1,831,211	944,471
Product development and technical support	595,109	677,149
Amortization of property and equipment	56,342	43,458
Amortization of intangible assets	491,116	525,623
Interest and other income	(142,826)	(90,523)
Loss (gain) on foreign exchange	8,608	(10,397)

	3,287,891	2,548,912

Loss from continuing operations before income taxes	(1,530,701)	(1,059,946)

Recovery of income taxes	(149,999)	(159,274)

Loss from continuing operations	(1,380,702)	(900,672)

Results of discontinued operations, net of income taxes (note 7)	—	25,589

Net loss for the period	(1,380,702)	(875,083)

Basic and diluted loss per share from continuing operations	(0.10)	(0.06)
Basic and diluted loss per share from discontinued operations	—	—

Basic and diluted net loss per share	(0.10)	(0.06)

Weighted average number of shares outstanding –basic and diluted	14,375,857	14,340,864

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Shareholders’ Equity

(unaudited) (expressed in U.S. dollars)

	Number of common shares	Common shares $	Additional paid-in Capital $	Accumulated Other Comprehensive Income $	Accumulated deficit $	Total $
Balance, December 31, 2006	14,340,864	95,298,234	5,706,183	561,137	(72,670,904)	28,894,650
Amortization of deferred stock-based compensation			67,521			67,521
Comprehensive income:
Net loss for the period					(1,380,702)	(1,380,702)

Comprehensive income					(1,380,702)	(1,380,702)
Options exercised	220,000	957,905	(461,051)			496,854
Options forfeited			(24,085)			(24,085)
Options which conditions have changed (note 4)			253,236			253,236

Balance, March 31, 2007	14,560,864	96,256,139	5,541,804	561,137	(74,051,606)	28,307,474

	Number of common shares	Common shares $	Additional paid-in Capital $	Accumulated Other Comprehensive Income $	Accumulated deficit $	Total $
Balance, December 31, 2005	14,340,864	95,298,234	5,249,902	370,369	(68,401,524)	32,516,981
Amortization of deferred stock-based compensation			135,862			135,862
Comprehensive income:
Net loss for the period					(875,083)	(875,083)
Foreign currency translation adjustments for the period				(5,792)		(5,792)

Comprehensive income				(5,792)	(875,083)	(880,875)

Balance, March 31, 2006	14,380,864	95,298,234	5,385,764	364,577	(69,276,607)	31,771,968

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)

	For the three months ended March 31
	2007 $	2006 $
Cash flows from (used for)

Operating activities
Loss from continuing operations	(1,380,702)	(900,672)
Adjustments for
Amortization of property and equipment	56,342	43,458
Amortization of intangible assets	491,116	525,623
Employee stock-based compensation	296,672	135,862
Future income taxes	(149,999)	(159,274)
Net change in non-cash working capital items	1,003,846	263,693

Cash from (used for) operating activities from continuing operations	317,275	(91,310)
Cash used for operating activities from discontinued operations	(6,253)	(51,129)

	311,022	(142,439)

Investing activities
Purchase of intangible assets	(24,437)	(4,869)
Purchase of property and equipment	(55,224)	(13,178)
Net decrease in temporary investments	4,090,639	4,013,312

Cash from investing activities from continuing operations	4,010,978	3,995,265

Financing activities
Issuance of capital stock	496,854	—

Cash from financing activities from continuing operations	496,854	—

Effect of foreign exchange rate changes on cash and cash equivalents	—	(5,378)

Net change in cash and cash equivalents during the period	4,818,854	3,847,448

Cash and cash equivalents – Beginning of period	2,379,617	4,501,201

Cash and cash equivalents – End of period	7,198,471	8,348,649

Cash and cash equivalents comprise:	2,693,759	4,413,601
Cash	4,504,712	3,935,048

Short-term investments	7,198,471	8,348,649

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)

	For the three months ended March 31
	2007 $	2006 $
Supplemental cash flow information
Cash paid for interest	177	2,759
Cash received for income taxes	—	(33,222)

Change in non-cash working capital items:
Decrease (increase) in assets
Accounts receivable	1,191,749	230,859
Income taxes receivable	(25,028)	3,529
Prepaid expenses	138,580	161,990
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	(344,611)	(127,264)
Income taxes payable	—	53
Deferred rent	(132)	3,941
Deferred revenue	43,288	(9,415)

Net change in non-cash working capital items	1,003,846	263,693

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

1. Interim financial information

The financial information as at March 31, 2007 and for the three-month period ended March 31, 2007 are unaudited. In the opinion of management, all adjustments necessary to fairly present the results of this period has been included. The adjustments made were of a normal-recurring nature. These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The financial statements follow the same accounting policies and methods of their application as the audited financial statements for the year ended December 31, 2006. The results of operations for the three-month period ended March 31, 2007 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2006.

2. Change in Accounting Policies

a) Changes affecting the first quarter of 2007

Effective January 1, 2007, the Company adopted the following three new Handbook sections issued by the Canadian Institute of Chartered Accountants (“CICA”), Section 1530 “Comprehensive Income”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”.

Section 3855, “Financial Instruments – Recognition and Measurement” requires all financial instruments to be recorded initially at fair value. Financial instruments include financial assets, financial liabilities, derivatives and embedded derivatives. The Section also requires all financial instruments to be classified as either held-to-maturity, loans and receivables, held for trading, or available-for-sale. The held-to-maturity classification is restricted to fixed maturity instruments that the Company intends and is able to hold to maturity. Loans and receivables and held-to-maturity investments are accounted for at amortized cost. Securities that are acquired for selling in the near term are classified as held for trading and are accounted for at fair value with realized and unrealized gains and losses reported in net income. The remaining financial instruments are classified as available-for-sale and are measured at fair value with unrealized gains and losses reported in a new category in shareholders’ equity called other comprehensive income. Once the gains and losses become realized, they are recognized in income.

Section 3865, “Hedges” which replaces AcG-13 “Hedging Relationships” establishes standards for when and how hedge accounting may be applied. Consistent with Section 3855, it requires that all derivatives, including hedges, be measured at fair value. Changes in the fair value of a derivative which hedges the Company’s exposure that the fair value of an asset or liability will change due to a particular risk are recognized in net income together with those of the respective offsetting hedged item. However, changes in the fair value of a derivative which hedges the Company’s exposure to changing cash flows are accumulated in other comprehensive income until the transaction being hedged affects net income. As the Company does not have any hedging relationships, this Section has no impact on its financial statements.

Section 1530, “Comprehensive Income”, a new category in the shareholders’ equity statement, includes net income for the period, unrealized gains and losses on available-for-sale securities, changes in fair market value of derivative instruments designated as cash flow hedges and foreign currency translation adjustments of self-sustaining foreign operations, all net of income taxes.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

The only impact of adopting these recommendations is as follows:

A reclassification in the consolidated statements of shareholders’ equity of amounts presented under foreign currency translation of self-sustaining foreign operations to accumulated other comprehensive income.

b) Future accounting changes

Convertible and Other Debt Instruments with Embedded Derivatives (“EIC-164”)

EIC-164 addresses the situation where a company issues a debt instrument that is convertible at any time at the holder’s option into a fixed number of common shares. Upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity, and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This abstract provides guidance on various issues related to such debt instruments, including:

•	Whether the instrument contains both a liability element and an equity element that are required to be accounted for separately.

•	Whether the instrument contains any embedded derivatives that are required to be accounted for separately.

•	How the issuer should account for the instrument (e.g. fair value, amortized cost).

•	How the liability element of the instrument should be classified in the financial statements (current or long-term).

•	How any embedded derivative in the instrument and the host debt instrument should be presented in the financial statements.

•	How to account for any future tax aspects of the instrument.

•	How the instrument should be treated in earnings per share computations.

The answer to each of these issues is dependent on the specific features of the debt instrument issued by a company. The accounting treatment in this abstract should be applied retrospectively to financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after June 30, 2007. The adoption of this abstract will not have a significant impact on the financial statements.

3. Financial Instruments

Financial assets and financial liabilities

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

Financial assets

Held for trading

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. In addition, any other financial assets can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. Cash and cash equivalents totalling $2,379,617 were classified as held for trading on January 1, 2007.

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income, except for investments in equity instruments that do not have a quoted market price in an active market which should be measured at cost. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the net income. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net income. Gains and losses realized on disposal of available-for-sale securities are recognized in net income. Investments totalling $150,000 which were measured at cost, were classified as available-for-sale on January 1, 2007.

Held-to-maturity

Securities that have a fixed maturity date and which the Company has positive intention and the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. Temporary investments totalling $5,591,842 were classified as held-to-maturity on January 1, 2007.

Loans and receivables

Loans and receivables are non-derivative financial assets resulting from the delivery of cash or other assets in return for a promise to repay on a specified date, or on demand, usually with interest. Loans and receivables are accounted for at amortized cost using the effective interest rate method. Accounts receivable totalling $2,734,172 were classified as loans and receivable on January 1, 2007.

Financial liabilities

Held for trading

Financial liabilities classified as held for trading include derivative liabilities that are not accounted for as hedging instruments, obligations to deliver financial assets borrowed by a short seller and financial liabilities that are part of a portfolio of identified financial instruments that are managed together with the intention of generating profits in the near term. In addition, any other financial liabilities can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. No liabilities were classified as held for trading on January 1, 2007.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

Other liabilities

Other liabilities are accounted for at amortized cost using the effective interest rate method. Accounts payable totalling $645,546 was classified as other liabilities on January 1, 2007.

Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Prior to the adoption of the new standards, embedded derivatives were not accounted for separately from the host instrument except in certain circumstances. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the statement of earnings as an element of financial expenses.

The Company has no embedded derivatives.

Determination of fair value

The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, fair value is determined by using valuation techniques which refer to observable market data.

Comprehensive income

Comprehensive income is composed of the Company’s net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, changes in the fair market value of derivative instruments designated as cash flow hedges and foreign currency translation adjustments of self-sustaining foreign operations, all net of income taxes. The components of comprehensive income are presented in the statement of shareholders’ equity.

4. Capital stock

a) Stock options and warrants

Information with respect to stock option activity and warrants for the period ended March 31, 2007 is as follows:

	Options		Warrants
	Number of Options	Weighted average exercise price $	Number of Warrants	Weighted average exercise price $
Outstanding as of December 31, 2006	682,232	2.84	646,392	15.60
Granted	104,935	5.12	—	—
Exercised	(220,000)	2.26	—	—
Forfeited	(16,023)	5.03	—	—

Outstanding as of March 31, 2007	551,144	3.44	646,392	15.60

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

b) Granting, exercising and cancellation of stock options

On January 23, 2007, the Company granted to officers and employees 70,500 and 21,803 stock options respectively at an exercise price of $5.15 expiring in five years.

In January 2007, in connection with a termination agreement of an officer, the conditions for 238,000 options changed. These changes represented an additional non-cash items expenses for employee stock-based compensation of $253,236.

On February 26, 2007, 10,000 stock options were granted to a new employee, at an exercise price of $4.99 expiring in five years.

On March 29, 2007, the Company granted 2,632 stock options to an employee at an exercise price of $4.75 expiring in five years.

As at March 31, 2007, 220,000 stock options were exercised with exercising prices ranging between $1.53 to $2.57 and 16,023 stock options were cancelled.

The fair values of the options granted were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life (years)	5.12
Volatility	86.09%
Risk-free interest	4.59%
Dividend yield	nil

The weighted average grant date fair value is $2.73 per option.

The average forfeiture rate estimated

c) Stock-based compensation costs

For the three-month period ended March 31, 2007 and 2006, stock-based compensation charges by department were as follows:

	For the three months ended
	March 31, 2007 $	March 31, 2006 $
General and administration	298,506	111,058
Marketing, sales and services	11,489	12,538
Product development and technical support	(13,323)	12,266

	296,672	135,862

In connection with the resignation of two officers, the Company changed the duration of their option agreements and allowed accelerated vesting options for one of the officers. These changes represented an additional non-cash item expense of $253,236 which was recorded in Q1 2007.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

5. Revenues

	For the three months ended
	March 31, 2007 $	March 31, 2006 $
Search advertising	2,449,286	1,632,607
Graphic advertising	66,597	328,735
Software licensing	68,283	105,365
Customized development and maintenance support	58,738	142,955

	2,642,904	2,209,662

6. Cost of revenues

	For the three months ended
	March 31, 2007 $	March 31, 2006 $
Search advertising payouts	766,866	452,495
Graphic advertising payouts	31,133	169,519
ISP charges	87,715	98,682

	885,714	720,696

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

7. Discontinued Operations

a) Digital Arrow LLC and High Performance Broadcasting Inc.

In September 2005, following the poor performance of Digital Arrow LLC and High Performance Broadcasting Inc. (“Digital Arrow”) located in Florida, management discontinued its subsidiary’s operations.

Consequently, the results of the operations of Digital Arrow were recorded as discontinued operations and the results of the Company for the periods ended March 31, 2007 and 2006 were reclassified to account for the closure of the subsidiary’s operations. These results are as follows:

	For the three months ended
	March 31, 2007 $	March 31, 2006 $
Revenues	—	—
Expenses	—	(9,892)

Operating earnings (loss) before undernoted items	—	(9,892)
Restructuring charges (recovery)	—	(35,481)

Earnings (loss) from discontinued operations, net of income taxes	—	25,589

The net book value of liabilities of Digital Arrow as at March 31, 2007 and December 31, 2006 is as follows:

	As at March 31, 2007 $	As at December 31, 2006 $
Current liabilities
Accounts payable and accrued liabilities	—	6,253

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

8. Major customers

Customers from which 10% or more of revenues are derived during the periods, are summarized as follows:

	For the three months ended
	March 31, 2007 % of revenue	March 31, 2006 % of revenue
Customer A	23%	21%
Customer B	12%	3%
Customer C	11%	5%
Customer D	11%	0%

	57%	29%

As at March 31, 2007, major customers comprise approximately 61% of net trade accounts receivable as compared to 21% for the corresponding period of the previous year.

9. Segmented information

Since December 22, 2005, management decided to follow and measure its operations using two separate segments.

•	Mamma Media Solutions includes pay-per-click search listing placement and graphic ads distributed through the Mamma Media Solutions publisher network.

•

Copernic includes Web searches and clicks from pay-per-click listings through Copernic Agent and Copernic Desktop Search, software licensing and customized development and maintenance support through Copernic Desktop Search, Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker.

The segmented information is presented for the continuing operations.

	For the three months ended
	March 31, 2007
	Mamma Media Solutions $	Copernic $	Total $
Revenues	2,237,610	405,294	2,642,904
Costs of revenues	861,042	24,672	885,714
Marketing, sales and services	315,371	132,960	448,331
Product development and technical support	74,499	520,610	595,109
Amortization of property and equipment	27,411	28,931	56,342
Amortization of intangible assets	10,924	480,192	491,116

Segmented operating income (loss)	948,363	(782,071)	166,292

Unallocated expenses
General and administration expenses, interests and loss on foreign exchange			1,696,993

Loss from continuing operations before income taxes			(1,530,701)

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

	For the three months ended March 31, 2006
	Mamma Media Solutions $	Copernic $	Total $
Revenues	1,687,260	522,402	2,209,662
Costs of revenues	679,209	41,487	720,696
Marketing, sales and services	426,105	33,026	459,131
Product development and technical support	298,206	378,943	677,149
Amortization of property and equipment	20,808	22,650	43,458
Amortization of intangible assets	50,394	475,229	525,623

Segmented operating income (loss)	212,538	(428,933)	(216,395)

Unallocated expenses
General and administration expenses, interests and gain on foreign exchange			843,551

Loss from continuing operations before income taxes			(1,059,946)

10. Related Party transactions

The Company entered into a consulting agreement with a company owned by a current director pursuant to which he provides services to the Company as an Executive Chairman. These transactions are in the normal course of operations and are measured at the exchange amount which represents the amount of consideration established and agreed to by the related parties.

	For the three months ended
Services rendered	March 31, 2007 $	March 31, 2006 $
Company owned by a current director	26,213	38,562

Amount payable as at:	March 31, 2007 $	March 31, 2006 $
Company owned by a current director	15,825	19,982

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

11. Contingencies

Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that it had begun an investigation relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply. As a part of its investigation, the Company believes the SEC has considered matters related to trading in the Company’s securities and whether Irving Kott and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. The Company also believes that the Commission’s staff has considered matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time.

The Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate whether Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Company during such period.

Purported Securities Class Action Lawsuit

On February 22, 2005, the first of several securities class action lawsuits was filed in the United States District Court for the Southern District of New York (the “Court”) against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The class actions, which have been consolidated for trial, appear to be based on unsubstantiated rumours and newspaper reports. The Company has denied the allegations of wrongdoing against it, believes that the claims are without merit, and intends to defend itself vigorously.

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action lawsuit. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement. There can be no assurance that the court will approve the settlement on the terms agreed to.

On March 1, 2007, an order by the Court in the consolidated securities class action was filed preliminarily approving the proposed settlement of the class action. Among other things, the order directed that on or before Friday, March 9, the Company and its insurance carrier pay and/or cause to be paid $3,150,000 (the “Cash Settlement Amount”) into escrow for the benefit of Plaintiffs and the Class (as defined in the settlement agreement). Under the settlement agreement, the Company is responsible for paying $650,000, which was paid into escrow on March 7, 2007, and our insurance carrier is responsible for paying the balance of the Cash Settlement Amount.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

The order provides for notice of the proposed settlement to be mailed by the court appointed escrow agent to class members by March 14, 2007.

Putative class members have the right to opt out of the settlement by mailing a request in a prescribed form to the escrow agent on or before June 14, 2007. Comments and objections concerning the settlement, its allocation among class members, or plaintiffs’ attorney fee must likewise be filed and served by June 14, 2007.

A hearing has been scheduled for July 9, 2007, at which objections to the settlement may be heard in connection with the court’s consideration of whether the settlement is fair and all procedural requisites have been met. Following that hearing, the court will make a final determination as to whether to approve the settlement. Upon such final approval, the amount paid into escrow, along with any interest earned, would be distributed as provided under the settlement to pay class members, plaintiffs’ attorney fee, and the costs of claims administration.

12. Comparative figures

Certain comparative figures have been reclassified to conform with the current periods’ presentation.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

13. United States generally accepted accounting principles (“U.S. GAAP”)

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

The effects of the cumulative adjustments on the interim consolidated balance sheets of the Company are as follows:

	March 31, 2007 $	December 31, 2006 $
Capital Stock
Capital stock in accordance with Canadian GAAP	96,256,139	95,298,234
Reduction of stated capital (a)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	113,025,709	112,067,804

Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,541,804	5,706,183
Stock-based compensation cost (b)
Cumulative effect of prior years	1,037,690	1,037,690

Additional paid-in capital in accordance with U.S. GAAP	6,579,494	6,743,873

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit
In accordance with Canadian GAAP	(74,051,606)	(72,670,904)
Reduction of stated capital to deficit (a)	(16,769,570)	(16,769,570)
Stock-based compensation costs (b)
Cumulative effect of prior years	(1,037,690)	(1,037,690)

Accumulated deficit in accordance with U.S. GAAP	(91,858,866)	(90,478,164)

Total shareholders’ equity in accordance with U.S. GAAP	28,307,474	28,864,650

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

(a) Reduction of stated capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

(b) Stock-based compensation costs

In 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there is no longer any differences between the Company’s net result under U.S. GAAP as compared to Canadian GAAP.

For all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost was recognized.

14. Subsequent event

Granting and Exercising of Options

In April, 2007, 28,333 stock options were exercised with exercise prices ranging between $2.28 and $2.57 and 2,175 options were cancelled. The Company also granted 40,000 options to an employee at an exercise price of $5.07 expiring in five years.